Exhibit 99.1

Okeanis Eco Tankers Corp. – New Financing Update

ATHENS, GREECE, June 20, 2024: Okeanis Eco Tankers Corp. (“we”, the “Company”, “OET” or “Okeanis”) (NYSE:ECO / OSE:OET) is pleased to announce the following financing update relating to its fleet.

On June 20, 2024, we entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its current sale and leaseback financier (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction is expected to close in July 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security over the Poliegos, and is guaranteed by the Company.

Iraklis Sbarounis, CFO of the Company, commented:

“We are very pleased to announce this transaction that marks an important milestone in our continuous efforts to improve our capital structure, with a significant reduction in pricing compared to the vessel’s previous sale and leaseback financing.

We have strategically targeted setting foot in this new financing market and are satisfied to enter into our first transaction. We believe it may open new opportunities for us in the future, and adds diversity and flexibility to our debt financing options, especially considering the challenges that may start affecting part of the more traditional ship financing markets due to the implementation of the Basel IV banking reforms. We have strong relationships with and access to multiple Asian financing markets that we believe tactically and effectively complement our mix of financiers.

Since June 2023, we have refinanced our entire fleet, except for our two VLCC vessels that are financed through sale and leaseback facilities and whose purchase options are not initially exercisable by us until the first half of 2026. With respect to the remaining twelve vessels that have been refinanced, we have significantly improved pricing, extended maturities, added flexibility, and accessed new financing markets. Indicatively (and also taking into account the transition of the benchmark interest rate from LIBOR to SOFR in 2023), we have reduced the applicable pricing on our banking debt on these vessels (the principal of which is more than $550 million), on a weighted basis, by approximately 125 basis points. Furthermore, we have extended maturities staggered between 2028 and 2031.

We look forward to continuing working with our financiers to source the best refinancing options for the Nissos Rhenia and the Nissos Despotiko in 2026, or if the opportunity arises for other accretive deals.”

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.